                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                  Schedule 13G
                                 (RULE 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. )/1/



                 Genesys Telecommunications Laboratories, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   371931106
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                                 (CUSIP Number)


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/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------                                  ---------------------
  CUSIP NO. 371931106                13G                   PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Gregory Shenkman

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

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                 5   SOLE VOTING POWER
                                                                       1,021,250

    NUMBER           Includes 326,625 unvested shares which are subject to
      OF             repurchase by the Company at the purchase price paid per
    SHARES           share.
 BENEFICIALLY
   OWNED BY      -------------------------------------------------------------
   REPORTING     6   SHARED VOTING POWER
    PERSON
     WITH            1,428,000 shares including 928,000 shares held by Gregory
                     and Yelena Shenkman, Trustees of the Shenkman Family Trust u/t/a dated March 7, 1996 and 500,000 shares held by Shenkman Partners.

                 -------------------------------------------------------------
                 7   SOLE DISPOSITIVE POWER
                                                                       1,021,250

                     Includes 326,625 unvested shares which are subject to repurchase by the Company at the purchase price paid per share.

                 --------------------------------------------------------------
                 8   SHARED DISPOSITIVE POWER

                     1,428,000 shares including 928,000 shares held by Gregory and Yelena Shenkman, Trustees of the Shenkman Family Trust u/t/a dated March 7, 1996 and 500,000 shares held by Shenkman Partners.
 ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                                                                       2,449,250

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
                                                                           11.8%

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      TYPE OF REPORTING PERSON*
12
                                                                              IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 3 of 5 Pages

ITEM 1(a)   NAME OF ISSUER:

            Genesys Telecommunications Laboratories, Inc.


ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1155 Market Street
            San Francisco, CA 94103


ITEM 2(a)   NAME OF PERSON FILING:

            Gregory Shenkman


ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            1155 Market Street
            San Francisco, CA 94103


ITEM 2(c)   CITIZENSHIP:

            United States


ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

            Common Stock


ITEM 2(e)   CUSIP NUMBER:

            371931106

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                                                               Page 4 of 5 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable.


ITEM 4.     OWNERSHIP:

            (a)     Amount Beneficially Owned:  2,449,250 Shares

            (b)     Percent of Class:   11.8%

            (c)     Number of shares as to which such person has:

                    (i)    sole power to vote or to direct the vote:

                           1,021,250

                    (ii)   shared power to vote or to direct the vote:

                           1,428,000

                    (iii) sole power to dispose or to direct the disposition of: 1,021,250

                    (iv) shared power to dispose or to direct the disposition of: 1,428,000


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable.


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable.
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                                                               Page 5 of 5 Pages

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable.


ITEM 10.    CERTIFICATION.

            Not Applicable.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1998



Signature:  /s/ Gregory Shenkman
            -------------------------------------------
             Gregory Shenkman